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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CJK Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2780 South Jones Boulevard, Suite 130
(No. and Street)

Las Vegas　　　　　　　　**NV**　　　　　**89146**
　　(City)　　　　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Jirovec　　　　　　　　　　　　　　　**702-220-3170**
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy and Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson Street, Suite 200　　**Pasadena**　　**CA**　　**91103**
　　(Address)　　　　　　　　　　　　　(City)　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 2/27/13

OATH OR AFFIRMATION

I, __Robert Jirovec_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CJK Securities, Inc._____ , as of __December 31_____ , 20 __12___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Robert Jirovec

Signature

__President_____

Title

Donna M. Stanton

Notary Public

This report ** contains (check all applicable boxes):

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
DONNA M. STANTON
No: 97-3557-1
My Appointment Expires Sept. 15, 2013

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJK Securities, Inc.

Financial Statements

December 31, 2012

(with Independent Auditors' Report Thereon)

CJK Securities, Inc.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CJK Securities, Inc. (an Arizona Corporation) as of December 31, 2012, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Schedules I - II on pages 9 - 10 are presented for purposes of additional analysis and are not a required part of the financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 18, 2013

1

CJK Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

ASSETS
    Cash $ 27,859

        TOTAL ASSETS $ 27,859

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY
    Common stock, $0.10 par value, 1,000,000 shares
        authorized, 1,399 shares issued and outstanding $ 140
    Additional paid-in capital   104,733
    Retained deficit   (77,014)

        TOTAL STOCKHOLDERS' EQUITY   27,859

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 27,859

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.


CJK Securities, Inc.
STATEMENT OF LOSS
For Year Ended December 31, 2012


Revenue		
Consulting fees	$	106,425
General and Administrative Expenses		
Salaries		65,000
FINRA and other regulatory fees		18,397
Legal and professional fees		18,187
Rent		6,900
Payroll taxes and processing fee		5,643
Telephone and internet		5,436
Office supplies and other		4,804
Commissions		4,278
Marketing		4,060
Travel and entertainment		3,088
Office expenses		2,654
Total expenses		138,447
Net loss	$	(32,022)


See Independent Auditors' Report
The accompanying notes are an integral part of this statement.


CJK Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2012

	Issued Shares of Common Stock	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2011	1,175	$ 117	$ 74,756	$ (44,992)
Issuance of Common Stock	224	23	29,977	-
Net loss	-	-	-	(32,022)
Balance, December 31, 2012	1,399	$ 140	$ 104,733	$ (77,014)

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

4

CJK Securities, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss from operations	$	(32,022)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Decrease in accounts receivable		22,456
Decrease in accounts payable		(670)
Decrease in amount due to related party		(1,417)
Net Cash used in Operating Activities		(11,653)
CASH FLOW FROM FINANCING ACTIVITIES		
Stockholders' capital contributions		30,000
Net Cash Flows Provided by Financing Activities		30,000
NET INCREASE IN CASH		18,347
CASH, BEGINNING OF YEAR		9,512
CASH, END OF YEAR	$	27,859

See Independent Auditors' Report
The accompanying notes are an integral part of this statement.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CJK Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company was incorporated on February 19, 2004, and commenced operations on February 4, 2005.

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects for privately held companies. The Company's policy is to limit its capital formation activities to private placements solely with institutional and "accredited" investors as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

Cash

For purposes of the statement of cash flows, cash includes bank deposits. The Company maintains cash at a financial institution which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account, nor does it hold customers' securities.

Revenue Recognition

The Company has two sources of revenue: non-refundable commitment fees and success fees on closed transactions. It recognizes revenue on the non-refundable commitment fees when they are billed in accordance with the engagement letter with the client. Revenue from success fees are recognized when the transaction closes.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes.   Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income.   Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2012, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10.   In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2012, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2010 and state examinations for years before 2010.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.   Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through January 18, 2013, the date which the financial statements were available to be issued and has confirmed that there have been no subsequent events requiring disclosure.

2.   RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

3.   LEASE COMMITMENTS

The Company operates from 225 square feet of leased space in Las Vegas, Nevada. The space is occupied on a month-by-month basis at a monthly cost of $575. Lease expense for the year ended December 31, 2012, totaled $6,900. There are no future commitments as the Las Vegas lease is a month-to-month lease.

4.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. This requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had the following net capital:

Net capital	$ 27,859
Excess net capital	$ 22,859
Aggregate indebtedness ratio	-

CJK Securities, Inc.
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Act of 1934
December 31, 2012

Net Capital
    Total Stockholders' equity from the statement of financial
        condition $ 27,859
        Less unallowable assets   -

    Net Capital $ 27,859

Computation of Net Capital Requirements
    Minimum net capital required $ 5,000

    Excess net capital over minimum required $ 22,859

    Excess net capital over 120% of minimum required $ 21,859

Aggregate Indebtedness
    Total aggregate indebtedness included in the statement of
        financial condition $ -

    Ratio of aggregate indebtedness to net capital $ -

There are no differences between Net Capital and Aggregate Indebtedness calculated above and the originally filed part II of Form X-17A-5.

CJK Securities, Inc.
Supplemental Schedule II
Claim of exemption from Rule 15c3-3 of the SEC
December 31, 2012

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of CJK Securities, Inc. (the Company), for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in the internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Lack of Segregation of Duties

CJK Securities, Inc. has a limited number of personnel, and accordingly, lacks adequate internal controls due to limited segregation of duties. This is not uncommon in an entity of its size. We understand that the majority owner performs all accounting and reporting functions and we bring this to your attention as a matter of record.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pinckney, LLP

Pasadena, California
January 18, 2013